SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT

TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2018 or

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File No. 001-38103

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of the plan)

Janus Henderson Group plc

201 Bishopsgate

EC2M 3AE

United Kingdom

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTE:          All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Janus 401(k) and Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Janus 401(k) and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/PricewaterhouseCoopers LLP

Denver, Colorado

June 25, 2019

We have served as the Plan’s auditor since 2018.

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2018	2017
Cash and investments:
Cash	$2,809	$3,474
Other receivables	—	47,681
Participant-directed investments	285,290,843	295,160,662
Nonparticipant-directed investments — Janus Henderson Group plc common stock	12,187,602	20,649,426
Total cash and investments	297,481,254	315,861,243

Notes receivable from participants	1,950,615	2,062,828

Net assets available for benefits	$299,431,869	$317,924,071

The accompanying notes are an integral part of these financial statements.

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31, 2018
Additions/(deductions) to net assets attributed to:
Net depreciation in fair value of participant-directed investments	$(28,530,974)
Net depreciation in fair value of nonparticipant-directed investments — Janus Henderson Group plc common stock	(10,218,452)
Dividends and interest	16,877,227
Net investment loss	(21,872,199)

Interest income on notes receivable from participants	94,829

Assets converted/transferred to Plan (Note 1)	589,552

Contributions:
Participant	13,177,186
Sponsor	10,032,720
Participant rollovers	1,240,251
Total contributions	24,450,157

Deductions from net assets attributed to:
Plan expenses	(263,266)
Benefits paid to participants	(21,491,275)
Total deductions	(21,754,541)

Net decrease in net assets	(18,492,202)

Net assets available for benefits:
Beginning of year	317,924,071

End of year	$299,431,869

The accompanying notes are an integral part of these financial statements.

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018 AND 2017, AND FOR THE YEAR ENDED DECEMBER 31, 2018

1.                      DESCRIPTION OF THE PLAN

Janus 401(k) and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On May 30, 2017, Janus Capital Group, Inc. (“Janus”) and Henderson Group plc (“Henderson”) completed a merger. Under the terms of the agreement, the businesses of Janus and Henderson were combined under Henderson, which was renamed Janus Henderson Group plc (“JHG”, the “Company”, or the “Sponsor”). Certain legacy Henderson registered mutual funds were offered by the Plan to participants effective July 14, 2017. Further, the legacy Henderson 401(k) plan merged into the Plan effective December 31, 2017. Assets in the amount of $589,552 were transferred into the Plan on January 12, 2018 in conjunction with the merger of the Henderson 401(k) plan.

The following brief description of the Plan is for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Eligibility — Substantially all U.S. based employees of JHG and affiliated employers who have adopted the Plan are eligible to participate in the Plan beginning on their date of employment.

Contributions — The Plan consists of a Roth 401(k) and a 401(k) component. Participants may contribute up to 75% of their annual compensation, as defined in the Plan, subject to certain limitations as set forth by the IRS. Beginning October 1, 2016, participants may also contribute up to 25% of their annual compensation in after-tax contributions. Participants direct the investment of their contributions into various registered mutual funds offered by the Plan. Participants may also direct their investments through a trustee sponsored brokerage account, which offers more than 1,400 mutual funds.

The Sponsor contributes to the 401(k) portion of the Plan a matching contribution equal to 100% of each participant’s eligible contribution up to 5% of the participant’s compensation. Employees that work at least 1,000 hours during the year and remain employed on the last day of the Plan year are also eligible for an annual discretionary contribution to the Plan. The Sponsor contributions to the profit sharing portion are invested based on the direction of the participant. Contributions to the Employee Stock Ownership Plan (“ESOP”) are invested directly in JHG common stock. After three years of service, employees may transfer 100% of their ESOP balance and any future contributions to participant-directed investments. Contributions are subject to certain limitations.

Participants can reinvest dividends earned on JHG common stock to purchase additional shares of JHG common stock.

A participant who is age 50 or older may make catch-up deferral contributions of $6,000 in 2018.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

On March 2, 2018, the Sponsor contributed a special discretionary award of $2,000 each to Plan participants. The awards represented 63,840 shares of the Company at an aggregate value of $2,219,340.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Sponsor’s contributions and may also include an allocation of Plan earnings and participant forfeitures. Plan losses, withdrawal fees and administrative expenses may be charged to participant’s accounts. Allocations are based on account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting — Participants are always 100% vested in their own contributions. Vesting in discretionary employer contributions, discretionary ESOP stock bonus contributions, and, for participants in the Plan on or after January 1, 2014, in employer matching contributions are based on years of service with JHG or a subsidiary of JHG. Participants earn one year of service for each calendar year that they work at least 1,000 hours and the vesting percentage for the majority of participants is calculated as follows:

Cumulative
Percentage
Years of Service	Vested
After 1	20%
2	40%
3	60%
4	80%
5	100%

A participant becomes 100% vested in all contributions if employed when the participant reaches normal retirement date (age 65), loses his or her job due to job elimination (as defined by the Plan), or leaves employment due to disability (as defined by the Plan) or death, even if the participant has not yet completed five years of service.

Distribution of Benefits — Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for early distribution at age 59 1/2 in specific circumstances.

Distributions after termination of employment are made in a lump-sum payment in an amount equal to the value of the participant’s vested interest in his or her account. Terminated participants with an account balance of $1,000 or less are paid a lump-sum distribution without the request or approval of the participant. Balances exceeding $1,000 are paid upon the distribution date elected by the participant, but no later than April 1 of the calendar year following the calendar year in which the age of 70 1/2 is attained.

Distributions may also be made in the event of the financial hardship of the participant, as defined in the Plan.

Notes Receivable from Participants — Participants may only have one loan outstanding at any given time, and may borrow an aggregate amount of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest is paid ratably through payroll deductions.

Trustee and Recordkeeper — Fidelity Management Trust Company (“Fidelity”) holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.

Administration of the Plan — The Sponsor has appointed an Advisory Committee to serve as fiduciary with the authority and responsibility to administer the Plan.

Plan Termination — Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or partial termination, participants will become 100% vested.

Forfeitures — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Nonvested profit sharing, ESOP and employer matching contributions amounts forfeited by employees are first applied against Plan administration expenses. Any forfeiture amounts remaining after Plan expenses have been paid will be applied against any employer contribution obligation. Should the forfeiture amounts exceed Plan expenses and the Sponsor’s contribution obligations, the excess amount will be allocated to the other participants as a part of and in the same manner as the Sponsor’s contributions for the Plan year in which the forfeitures occurred. During 2018, forfeited amounts applied against Plan expenses totaled $227,255. There were $15,826 of forfeitures applied against employer contributions for the year ended December 31, 2018. As of December 31, 2018 and 2017, forfeited nonvested accounts totaled $29,606 and $15,826, respectively.

2.                      SIGNIFICANT ACCOUNTING POLICES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits. Actual results could differ from those estimates.

Recent Accounting Pronouncements Adopted — In August 2018, the FASB issued an ASU in order to modify the disclosure requirements on fair value measurements. The ASU provides for the removal of disclosure requirements related to (1) transfers between Level 1 and Level 2 of the fair value hierarchy, (2) the policy for timing of transfer between levels and (3) the valuation processes for Level 3 fair value measurements. The ASU modifies disclosure requirements to report liquidation events for investments in entities that calculate net asset value. The ASU also adds requirements related to unrealized gains and losses included in other comprehensive income, and requirements related to the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements.

The ASU is effective January 1, 2020, and allows for early adoption of the disclosure removals and modifications separate from the additions. The Plan early adopted the removal and modification provisions effective December 31, 2018, and has removed its disclosures related to Level 1 and Level 2 transfers. The Plan is currently evaluating the impact of adopting the disclosure additions.

Risks and Uncertainties — The Plan provides for various investment options as set forth in the Plan agreement. Investment securities are exposed to various risks such as interest rate, market, concentration and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits. Approximately 4% and 6% of net assets available for benefits as of December 31, 2018 and 2017, respectively, were invested in JHG common stock, representing the ESOP portion of the Plan.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds and money market funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan agreement.

Administrative Expenses — Plan expenses include loan, distribution and administration fees paid to Fidelity. Other plan expenses include audit, legal and advisory fees. Nonvested profit sharing and ESOP amounts forfeited by employees are used to pay administration fees. Loan and distribution fees are charged against individual participant accounts. The Plan Sponsor may at its sole discretion, but is not obligated to, pay Plan expenses. Unless paid by the Plan Sponsor, such costs and expenses are charged against Plan assets at the participant account level and deducted by the trustee. Administrative fees paid to Fidelity may be reduced to the extent Plan assets are invested in certain Fidelity and non Fidelity investment products. Plan expenses were reduced by $37,650 in 2018 as a result of such investment.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the Plan, but have not yet been paid, as of December 31, 2018 and 2017.

Contributions — Contributions are recognized in the year to which they relate.

Income Tax Status — The IRS has determined and informed the Company by a letter dated October 14, 2014, that the Plan was designed in accordance with the applicable regulations of the IRC requirements. The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan was last amended on December 28, 2017 for an administrative matter. The amendment was not impactful to the Plan’s tax-exempt status.

Subsequent Events — Subsequent events were evaluated through the date the financial statements were available to be issued.

3.                      FAIR VALUE MEASUREMENTS

Measurements of fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2018 and 2017.

	Fair value measurements
	as of December 31, 2018, using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds	$267,960,348	$—	$—	$267,960,348
Common stock	12,187,602	—	—	12,187,602
Money market funds	14,296,195	—	—	14,296,195
Participant-directed brokerage accounts	3,034,300	—	—	3,034,300
Total	$297,478,445	$—	$—	$297,478,445

	Fair value measurements
	as of December 31, 2017, using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds	$279,634,476	$—	$—	$279,634,476
Common stock	20,649,426	—	—	20,649,426
Money market funds	11,120,677	—	—	11,120,677
Participant-directed brokerage accounts	4,405,509	—	—	4,405,509
Total	$315,810,088	$—	$—	$315,810,088

4.                      NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2018, are as follows:

Janus Henderson Group plc common stock—at December 31, 2017	$20,649,426

Changes in net assets:
Sponsor contributions	2,219,336
Net depreciation in fair value of investments	(10,218,452)
Dividends reinvested	786,218
Benefits paid to participants	(927,836)
Forfeitures	(31,810)
Transfers to participant-directed investments	(289,280)
Net change	(8,461,824)
Janus Henderson Group plc common stock—at December 31, 2018	$12,187,602

During the year ended December 31, 2018, the participant-directed portion of the dividends reinvested amount noted above was $786,218.

5.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JHG and mutual funds and brokerage accounts managed by Fidelity. JHG is the sponsoring employer of the Plan and Fidelity is the trustee and, therefore, these transactions qualify as exempt party-in-interest transactions.

In addition to mutual funds managed by JHG, the Plan also holds JHG common stock. As of December 31, 2018 and 2017, the Plan held 588,144 and 539,678 shares of JHG common stock with a cost basis of $15,203,522 and $13,277,923, respectively. During the year ended December 31, 2018, the Plan recorded dividend income attributable to JHG common stock of $786,218.

Certain employees of JHG perform administrative work and financial reporting for the Plan and are not compensated by the Plan.

* * * * * *

SUPPLEMENTAL SCHEDULE

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

EIN 43-1804048, PLAN NO. 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2018

Identity of issue, borrower, lessor, or similar party	Shares	Description of investment, including maturity date, rate of interest, collateral, par or maturity date	Current value (2)
Fidelity Extended Market Index Fund (1)	72,395	Mutual Fund	$3,845,610
Fidelity Freedom® Index 2005 Investor Fund (1)	109	Mutual Fund	1,398
Fidelity Freedom® Index 2015 Investor Fund (1)	105	Mutual Fund	1,483
Fidelity Freedom® Index 2025 Investor Fund (1)	3,096	Mutual Fund	48,512
Fidelity Freedom® Index 2030 Investor Fund (1)	3,497	Mutual Fund	57,183
Fidelity Freedom® Index 2035 Investor Fund (1)	35,191	Mutual Fund	602,124
Fidelity Freedom® Index 2040 Investor Fund (1)	2,862	Mutual Fund	49,088
Fidelity Freedom® Index 2045 Investor Fund (1)	521	Mutual Fund	9,004
Fidelity Freedom® Index 2050 Investor Fund (1)	11,461	Mutual Fund	198,726
Fidelity Freedom® Index 2055 Investor Fund (1)	6,609	Mutual Fund	90,540
Fidelity Freedom® Index 2060 Investor Fund (1)	3,268	Mutual Fund	36,475
Janus Henderson Absolute Return Income Opportunities Fund (1)	89,106	Mutual Fund	793,931
Janus Henderson Adaptive Global Allocation Fund (1)	91,368	Mutual Fund	862,513
Janus Henderson Asia Equity Fund (1)	37,082	Mutual Fund	350,059
Janus Henderson Balanced Fund (1)	365,626	Mutual Fund	11,316,134
Janus Henderson Contrarian Fund (1)	435,180	Mutual Fund	7,241,390
Janus Henderson Diversified Alternatives Fund (1)	154,521	Mutual Fund	1,494,216
Janus Henderson Dividend & Income Builder Fund (1)	53,933	Mutual Fund	644,494
Janus Henderson Emerging Markets Fund (1)	182,210	Mutual Fund	1,587,050
Janus Henderson Emerging Markets Managed Volatility Fund (1)	148,480	Mutual Fund	1,510,043
Janus Henderson Enterprise Fund (1)	91,735	Mutual Fund	10,134,830
Janus Henderson European Focus Fund (1)	5,487	Mutual Fund	129,707
Janus Henderson Flexible Bond Fund (1)	520,901	Mutual Fund	5,172,543
Janus Henderson Forty Fund (1)	494,426	Mutual Fund	15,173,924
Janus Henderson Global Allocation Fund - Conservative (1)	25,547	Mutual Fund	296,087
Janus Henderson Global Allocation Fund - Growth (1)	100,893	Mutual Fund	1,259,140
Janus Henderson Global Allocation Fund - Moderate (1)	67,145	Mutual Fund	786,937
Janus Henderson Global Bond Fund (1)	99,364	Mutual Fund	916,141
Janus Henderson Global Equity Income Fund (1)	144,809	Mutual Fund	909,400
Janus Henderson Global Income Managed Volatility Fund (1)	238,376	Mutual Fund	3,063,126

(continued)

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

EIN 43-1804048, PLAN NO. 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

Identity of issue, borrower, lessor, or similar party	Shares	Description of investment, including maturity date, rate of interest, collateral, par or maturity date	Current value (2)
Janus Henderson Global Life Science Fund (1)	179,850	Mutual Fund	$9,057,248
Janus Henderson Global Real Estate Fund (1)	151,322	Mutual Fund	1,602,500
Janus Henderson Global Research Fund (1)	106,846	Mutual Fund	7,314,693
Janus Henderson Global Select Fund (1)	297,990	Mutual Fund	3,870,889
Janus Henderson Global Technology Fund (1)	257,045	Mutual Fund	7,474,855
Janus Henderson Global Value Fund (1)	177,772	Mutual Fund	2,254,143
Janus Henderson Growth and Income Fund (1)	142,052	Mutual Fund	7,108,281
Janus Henderson High-Yield Fund (1)	431,785	Mutual Fund	3,354,973
Janus Henderson International Managed Volatility Fund (1)	491,671	Mutual Fund	3,953,038
Janus Henderson International Opportunities Fund (1)	12,404	Mutual Fund	256,390
Janus Henderson International Small Cap Value Fund (1)	45,167	Mutual Fund	416,438
Janus Henderson International Value Fund (1)	126,987	Mutual Fund	1,161,930
Janus Henderson Large Cap Value Fund (1)	251,187	Mutual Fund	2,956,470
Janus Henderson Mid Cap Value Fund (1)	386,547	Mutual Fund	4,851,162
Janus Henderson Multi-Sector Income Fund (1)	277,294	Mutual Fund	2,617,660
Janus Henderson Overseas Fund (1)	231,617	Mutual Fund	6,306,939
Janus Henderson Research Fund (1)	375,513	Mutual Fund	15,227,046
Janus Henderson Select Value Fund (1)	120,591	Mutual Fund	1,363,887
Janus Henderson Short-Term Bond Fund (1)	1,245,650	Mutual Fund	3,699,581
Janus Henderson Small Cap Value Fund (1)	322,688	Mutual Fund	5,940,680
Janus Henderson Strategic Income Fund (1)	83,086	Mutual Fund	755,252
Janus Henderson Triton Fund (1)	362,347	Mutual Fund	9,286,943
Janus Henderson U.S. Growth Opportunities Fund (1)	104,298	Mutual Fund	1,384,032
Janus Henderson U.S. Managed Volatility Fund (1)	1,249,321	Mutual Fund	12,143,399
Janus Henderson Value Plus Income Fund (1)	84,082	Mutual Fund	879,502
Janus Henderson Venture Fund (1)	83,695	Mutual Fund	5,547,303
Vanguard 500 Index Fund	71,309	Mutual Fund	16,503,823
Vanguard Balanced Index Fund	1,428,295	Mutual Fund	47,133,730
Vanguard Emerging Markets Stock Index Fund	63,006	Mutual Fund	2,001,072
Vangaurd Short-Term Corporate Bond Index Fund	80,491	Mutual Fund	1,708,014

(continued)

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

EIN 43-1804048, PLAN NO. 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

Identity of issue, borrower, lessor, or similar party	Shares	Description of investment, including maturity date, rate of interest, collateral, par or maturity date	Current value (2)
Vanguard Inflation-Protected Securities Fund	24,766	Mutual Fund	$606,275
Vanguard Total Bond Market Index Fund	457,792	Mutual Fund	4,783,932
Vanguard Total International Stock Index Fund	230,842	Mutual Fund	5,856,460
Fidelity Brokeragelink External Funds (1),(3)	1,372,054	Fidelity Brokeragelink Mutual Fund	1,372,054
Fidelity Brokeragelink Fidelity Funds (1),(3)	1,114,956	Fidelity Brokeragelink Mutual Fund	1,114,956
Fidelity Brokeragelink Interest-bearing cash (1),(3)	547,290	Fidelity Brokeragelink Interest-bearing cash	547,290
Janus Henderson Group plc common stock (1),(4)	588,144	Common stock	12,187,602
Fidelity Government Money Market Fund (1)	8,873,684	Money Market Fund	8,873,684
Janus Henderson Government Money Market Fund (1)	5,422,511	Money Market Fund	5,422,511
Total investments			297,478,445

Notes receivable from participants (1),(5)		Participant loans	1,950,615
Total investments and notes receivable from participants			$299,429,060

(1) Indicates a party-in-interest (Note 5).

(2) Cost information is not required for participant directed investments and is therefore not included.

(3) Fidelity Brokeragelink mutual funds and interest-bearing cash are participant-directed brokerage accounts.

(4) The cost basis of the Janus Henderson Group plc common stock is $15,203,522.

(5) With various maturity dates and interest rates ranging from 2019 to 2033 and 4.25% to 9.25%, respectively.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Janus 401(k) and Employee Stock Ownership Plan

Date: June 25, 2019	By:	/s/ Karlene Lacy

Name: Karlene Lacy
Title: SVP, Tax, Share Plans and Payroll

INDEX TO EXHIBITS

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm.